April 22, 2026

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
1120 Avenue of the Americas, 4th Floor
New York, NY 10036

       Re: The OLB Group, Inc.
           Registration Statement on Form S-1
           Filed April 16, 2026
           File No. 333-295107
Dear Ronny Yakov:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Justin Grossman